BRUCE S. MENDELSOHN
212.872.8117/fax: 212.872.1002
bmendelsohn@akingump.com

November 19, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	FriendFinder Networks Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed on October 13, 2009 File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 13, 2009 to Marc H. Bell, chief executive officer of FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”). On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 5 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it. Page references contained in the Company’s responses are to the form of prospectus (the “Prospectus”) contained in Amendment No. 5 to the Registration Statement.

Please note that to provide updated third party industry reports, we have submitted under separate cover a supplemental response letter, dated the date hereof, containing the supplemental information requested by the Staff (the “Supplemental Response Letter”). Pursuant to Rule

Mark P. Shuman
Division of Corporate Finance
November 19, 2009

418(b) of the Securities Act of 1933, as amended, (the “Securities Act”) the Company is requesting return of the materials included in the Supplemental Response Letter promptly following the completion of the Staff’s review thereof.

General

1.	Update your financial statements pursuant to Rule 3-12 of Regulation S-X.

The Prospectus has been revised to include financial statements for the nine months ended September 30, 2009 and 2008 as required by Rule 3-12 of Regulation S-X. Also, please note that the Company has reorganized the narrative and tabular presentation in the Prospectus Summary under the heading “Non-GAAP Financial Results” to make it clearer for the reader.

Prospectus Summary, page 1

The Offering, page 4

2.	We note your disclosure on page 4, under the subcaption “use of proceeds,” that you will use the proceeds from the offering to pay “certain waiver fees.” Please revise to specifically quantify the amount of proceeds that will be used to pay waiver fees, or add a range of possible amounts that will be used to pay waiver fees.

The Prospectus has been amended to reflect the Staff’s comment. Please see page 4 of the Prospectus.

Risk Factors, page 13

3.	Please revise so that each risk factor contains a concise, meaningful description of the risk that is posed to investors. Several risk factors appear to include excessive detail that may obscure the actual risk. For example, but without limitation, see the risk factor on pages 33-34 regarding the risk posed by shares underlying warrants and convertible notes. Consider removing the detailed list of stock underlying warrants and convertible securities, and disclosing the aggregate amount of underlying shares available for future sale as well as the potential impact on investors.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 15 and 34 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Internet Segment Historical Operating Data, page 63

4.	We note your response to prior comment 6, Please add disclosure similar to your response, either preceding or following the table on page 63.

The Prospectus has been amended to add the requested disclosure. Please see page 63 of the Prospectus.

Mark P. Shuman
Division of Corporate Finance
November 19, 2009

Financing Activities, page 82

Waivers and Amendments Related to Certain Debt, page 87

5.	Please revise to include additional disclosure regarding the material terms of the amended indenture covenants, including, without limitation, quantifying the changes in ratios and the amounts of limited/permitted payments. In addition, quantify the amounts of waiver fees paid to each series of noteholders. Discuss any actual or anticipated impact of the waivers and amendments on your liquidity and capital resources.

The Prospectus has been amended to include more detailed disclosure of the amended covenants in the note agreements, quantify the waiver fees paid to each series of noteholders and discuss the impact on the Company’s liquidity and capital resources. Please see pages 88 through 90 of the Prospectus.

Contractual Obligations, page 88

6.	Due to the large dollar amount of indebtedness due within the 1-3 year period, additional detail may be helpful for a potential investor to fully understand the leveraged condition of the Company at the effective date, and post-offering. Please consider revising to include a footnote that provides updated disclosure concerning the portion of the debt in the 1-3 years column that will be due within one year from September 30, 2009 (or a more recent date), as well as the portion of such debt that would be repaid with proceeds from the offering.

The Prospectus has been amended to reflect the Staff’s comment. Please see page 90 of the Prospectus.

Underwriting, page 168

7.	We note your response to prior comment 9, which states that RenCap Securities, Inc. is a broker-dealer registered with FINRA that “may participate in firm commitment underwritings subject to the limitations set forth in its FINRA membership application.” In your response letter, please include a detailed description of any such limitations that could impact your offering as currently structured.

The Staff’s comment is noted. As discussed orally between Renaissance Securities (Cyprus) Limited’s (“ReSec”) counsels and Evan S. Jacobson of the Staff on November 5, 2009, however, it is no longer contemplated that RenCap Securities, Inc.(“RCSI”) would act as an underwriter for the Company’s initial public offering. Rather, as originally planned, it is intended that RCSI’s affiliate, ReSec, will act as one of the managing underwriters for the offering and, as further discussed below, offers and sales to U.S. persons by ReSec will be effected by RCSI (as ReSec’s agent) in accordance with Rule 15a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As one of the managing underwriters for the offering, ReSec is required to be named on the front cover page of the Prospectus pursuant to Item 501(8) of Regulation S-K. It is also expected that Ledgemont Capital Group LLC (CRD# 119340; SEC# 8-65175) (“Ledgemont”) will be a joint bookrunner with ReSec and Merriman Curhan Ford & Co. (CRD# 18296; SEC# 8-36420), will act as a co-manager. These other underwriters will be named on the front and back cover pages of the Prospectus and in the “Underwriting” section of the Prospectus along with ReSec as required by

Mark P. Shuman
Division of Corporate Finance
November 19, 2009

Regulation S-K. Certain of the shares for the online retail program will be underwritten by ReSec and a Commission-registered broker-dealer will act as a selling agent for such shares.

Although ReSec is a foreign entity that is not registered as a broker-dealer with the Commission and it is recognized that brokers-dealers that effect transactions in the U.S. or with U.S. persons are generally required to be registered with the Commission pursuant to Section 15(a)(1) of the Exchange Act, Rule 15a-6 under the Exchange Act provides certain exemptions from the registration requirement for foreign brokers-dealers that comply with the conditions set forth in such Rule.

Rule 15a-6 provides two exemptions that ReSec believes are available in the present situation. First, Rule 15a-6(a)(4) provides an exemption for certain transactions effected directly with certain specified types of U.S. counterparties, including registered broker-dealers and (under certain conditions) U.S. banks. Second, Rule 15a-6(a)(3) provides an exemption for foreign broker-dealers that have entered into an arrangement with a U.S. registered broker-dealer (often referred to as a “chaperoning arrangement”) pursuant to which the U.S. registered broker-dealer will effect transactions that the foreign broker-dealer has entered into with certain types of large institutions (referred to in the Rule as “major U.S. institutional investors” and “U.S. institutional investors” and, collectively referred to herein as “permissible U.S. institutional counterparties”). ReSec entered into a Rule 15a-6(a)(3) chaperoning arrangement with RCSI on December 22, 2004 and intends to utilize that arrangement in connection with this offering. In connection with this chaperoning arrangement, among other things, ReSec has consented to service of process in the United States and RCSI has agreed to effect resulting securities transactions entered into by ReSec with permissible U.S. institutional counterparties.

Accordingly, in connection with this offering and pursuant to its Rule 15a-6(a)(3) chaperoning arrangement with RCSI, (1) ReSec, acting as one of the managing underwriters, will: (a) market the offering to non-U.S. investors offshore and to permissible U.S. institutional counterparties in the United States and (b) conduct syndicate operations; and (2) RCSI will act as a selling group member for the offering and will be responsible for effecting any transactions resulting from ReSec’s or RCSI’s own communications regarding the offering with permissible U.S. institutional counterparties (collectively, the “U.S. transactions”) and, through its clearing broker, Penson Financial Services, Inc., will be responsible for clearing and settling the U.S. transactions and delivering customer confirmations as required under the Rule.

In addition, pursuant to Rule 15a-6(a)(4), ReSec will underwrite certain of the shares for the online retail program and will effect transactions in those shares directly with a Commission-registered broker-dealer, which will act as a selling agent for such shares and engage in all communications and other interactions with any investors in connection with those shares. ReSec will not have any contact with such investors.

Ledgemont, a U.S. registered broker-dealer and one of the managing underwriters, is expected to act as the stabilization agent and conduct stabilization activities for the Company’s common stock. Ledgemont, in such role will also perform the related compliance activities required under Rule 104 of Regulation M and NYSE rules.

ReSec believes the Rule 15a-6(a)(3) chaperoning arrangement described above should allow ReSec to act as one of the managing underwriters for the offering and provides adequate safeguards for U.S. investors. ReSec further believes that Rule 15a-6(a)(4) is available to conduct the online retail program. The disclosure on the front and back cover pages of the Prospectus as well as on page 171 of the “Underwriting” section of the Prospectus has been revised to replace RCSI with

Mark P. Shuman
Division of Corporate Finance
November 19, 2009

ReSec, or with its marketing name, RenCap, as applicable, and to add the other underwriters. In addition, disclosure has been added to the inside front cover page and on page 171 of the “Underwriting” section of the Prospectus that clearly informs prospective investors that ReSec is not registered with the Commission and that any offers and sales made by ReSec to U.S. persons will be effected through its U.S. registered broker-dealer affiliate, RCSI, and, with respect to the retail program, through a Commission-registered broker-dealer, all in accordance with applicable U.S. securities laws.

Consolidated Balance Sheets, page F-3

8.	We do not believe your pro forma disclosure on the face of the December 31, 2008 audited balance sheet is appropriate. Further, the effects of the waiver and reclassification of your debt agreements is already reflected in the June 30, 2009 balance sheet. Therefore, please revise to remove the pro forma information from the face of the historical consolidated balance sheets.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 7, 53 and F-3 of the Prospectus.

Notes to Consolidated Financial Statements

Note B — Summary of Significant Accounting Policies

24. Per Share Data, page F-12

9.	Revise to include a reconciliation of the numerators and denominators for both basic and diluted per-share computations for each period presented. In this regard, you should quantify the weighted average number of shares included in your computations for (a) outstanding common stock, (b) Series B common stock, and (c) shares underlying common stock purchase warrants. We refer you to paragraph 40(a) of SFAS 128.

The Prospectus has been amended to reflect the Staff’s comment. Please see page F-13 of the Prospectus.

Note H — Intangible Assets, page F-19

10.	We note that amortization of intangible assets and software acquired from Various has been classified in a separate expense category in your statements of operations. Tell us how you considered including the amortization of certain acquired intangible assets and software (e.g., service and studio contracts) as a cost of revenue. We refer you, by analogy, to FASB Staff Implementation Guide, SFAS 86, Question 17.

FASB Staff Implementation Guide, SFAS 86 is a standard that “establishes standards of financial accounting and reporting for the costs of computer software to be sold, leased, or otherwise marketed as a separate product or as a part of a product or process whether internally developed and produced or purchased.” SFAS 86 further states that it “does not address the accounting and reporting of costs incurred for computer software created for internal use or for others under a contractual arrangement.” The Company respectfully submits that because it is not in the business of selling, leasing or marketing its software but rather uses such software internally to conduct its business, Question 17 of FASB Staff Implementation Guide, SFAS 86 does not appear to apply because of the way the Company utilizes such assets. Further, the Company views its other acquired

Mark P. Shuman
Division of Corporate Finance
November 19, 2009

intangible assets, such as service and studio contracts, as marketing related because these contracts enable the Company to better market to potential customers. The Company would like to point out that other companies in similar lines of business as the Company account for such amortization in the same manner (please see, for example, the financial statements for Spark Networks, Inc., Comscore, Inc. and eBay Inc. included in each company’s annual reports on Form 10-K for the year ended December 31, 2008). Accordingly, the Company believes that the classification of the amortization of certain acquired intangible assets and software as a cost of revenue would not be appropriate.

Note J — Long-term Debt, page F-21

11.	We note your revised disclosure on page F-22 with regards to the First Lien Notes, which define a change of control to include the issuance of voting capital stock where the stockholders of the issuer prior to such issuance no longer hold a majority voting power of the issuer after such issuance. Please clarify in your disclosure whether this offering will trigger a change in control such that the holders of the Notes will have the option of requiring payment in full.

The Prospectus has been amended to clarify that this offering will not constitute a change of control. Please see page F-22 of the Prospectus.

12.	We note the various changes made to the First and Second Lien Note agreements, the Senior Secured Notes and the Convertible Notes as discussed in Notes S(5) and S(6). For each of these Notes tell us how you considered EITF 96-19 in determining whether these changes resulted in a modification or extinguishment of the existing debt. To the extent that these changes result in an extinguishment of debt, tell us and disclose the amount of such gain or loss.

The Company paid fees to holders of senior secured notes due 2011 (the “First Lien Senior Secured Notes”), subordinated secured notes due 2011 (the “Second Lien Subordinated Secured Notes”) and the 15% senior secured notes due in 2010 (the “Senior Secured Notes”) in order to obtain waivers related to such debt and, among other matters, effect changes in the covenants contained in the note agreements. These fees were the only modifications to the note agreements that resulted in changes in cash flows. Since the cash flow effect of these fees, on a present value basis, is less than 10% of the remaining cash flows of the debt instrument immediately prior to the modification, pursuant to EITF 96-19, the modifications to these debt instruments did not cause the modified debt agreement to be substantially different than the debt instrument immediately prior to such modifications. As a result, the Company will not account for the modification of these instruments like an extinguishment but instead will account for it as a modification of debt.

With respect to the 6% subordinated convertible notes due 2011 (the “Subordinated Convertible Notes”), the Company modified the Subordinated Convertible Notes to eliminate its ability to convert such notes into common stock. The Company deemed its ability to convert the Subordinated Convertible Notes into common stock to be a substantive conversion feature since it permitted the Company at its option to settle the Subordinated Convertible Notes in a non-cash manner. Therefore, pursuant to EITF 96-19, the elimination of this option for the Company to convert the Subordinated Convertible Notes into its common stock will result in the Company accounting for the modification of the Subordinated Convertible Notes as an extinguishment of debt. In this regard, the Company is presently in the process of determining the fair value of the revised debt instrument

Mark P. Shuman
Division of Corporate Finance
November 19, 2009

which will determine the debt extinguishment gain or loss to be recognized, which has been disclosed in Note H to the September 30, 2009 financial statements on page F-50.

Note K — Stockholders’ Equity, page F-26

13.	We note your response to prior comment 11. Please provide and/or explain the following with regards to Exhibits 10.19 and 10.20:

•	Revise to include all exhibits and schedules in their entirety. At a minimum, we note that Exhibit A to Exhibit 10.19 and Exhibit A to the escrow agreement referred to in Exhibit 10.20 have not been filed. In addition, Exhibit 10.19 refers to Schedule B-l, and the Schedule A to Escrow Agreement included in Exhibit 10.20 does not include escrow payments from Messrs. Bell and Stanton;

•	Please provide the Securities Purchase Agreement that includes signatures for the $275,507 and $695,842 investments; and

•	Tell us whether there were any changes and/or waivers made to these Agreements. For instance, pursuant to Section 2.2 of Exhibit 10.19, the Company may draw down funds at anytime through September 30, 2007, and Exhibit 10.20 indicates that the Securities Purchase Agreement shall provide for sales of Series B preferred stock through September 30, 2007. Based on your response to comment 22 in your letter dated May 18, 2009, it appears that the Company sold shares or drew down funds in October and November 2007. To the extent that the terms and conditions of these agreements were changed and/or waived, please file copies of all revised agreements with your next amendment.

Exhibits 10.19 and 10.20 to the Registration Statement have been re-filed with all signatures, exhibits and schedules in their entirety.

The following amendments were made to the Securities Purchase Agreement and the Escrow Agreement: (i) the Securities Purchase Agreement and the Escrow Agreement were each amended to extend the September 30, 2007 deadline for the drawdown of investment amounts to November 30, 2007; (ii) the date for the automatic termination of the escrow account was extended from October 1, 2007 to December 1, 2007; and (iii) the deadline for the issuance of the securities pursuant to the Securities Purchase Agreement was extended to December 15, 2007. Copies of the letter agreements with each of the purchasers of the Series B convertible preferred stock (the “Series B Preferred”) other than Marc Bell and Daniel Staton, pursuant to which the purchasers agreed to the above-listed amendments contained in the letter agreements that are filed as Exhibits 10.21, 10.22 and 10.23 to the Registration Statement. The purchasers of Series B Preferred were given the option of funding directly to the Company or to the escrow account. Messrs. Bell and Staton funded directly to the Company in installments. The Company did not enter into letter agreements with Messrs. Bell and Staton memorializing the amendments to the Securities Purchase Agreement as such letter agreements were at the request of the escrow agent and Messrs. Bell and Staton were not parties to the Escrow Agreement.

14.	We note that paragraph 5.1(e) of the Securities Purchase Agreement indicates that the Investors were not obligated to purchase the preferred stock until Penthouse Media Group, Inc. delivered the preferred shares to the escrow agent. Your response to comment 22 in your letter dated May 18, 2009 suggests that delivery did not occur until December 6, 2007. In these circumstances, based on our understanding, it does not appear

Mark P. Shuman
Division of Corporate Finance
November 19, 2009

that a commitment date, as defined in EITF 00-27, Issue 43 occurred until December 6, 2007. If our understanding is correct, please revise your financial statements accordingly.

By letters dated November 9, 2007 and November 12, 2007 to certain of the investors in the Series B Preferred (the “Investors”), which have been filed as Exhibits 10.21, 10.22 and 10.23 to the Registration Statement, the Company notified such Investors of its intention “to complete the [offering of Series B Preferred] by drawing funds from escrow, causing the [shares of Series B Preferred] to be issued to [such Investor], and causing any overpayment remaining from [such Investor’s] purchase money funds to be refunded to [such Investor].” Each letter further requested the Investor’s confirmation of its consent to extending certain deadlines set forth in the Securities Purchase Agreement and the Escrow Agreement and the Investor’s waiver of the delivery of the Series B Preferred to the escrow agent pursuant to Section 5.1(e) of the Securities Purchase Agreement as a condition precedent to the obligation of the Investors to purchase shares. Each Investor that was party to both the Securities Purchase Agreement and the Escrow Agreement acknowledged and agreed to the terms of such letter. Accordingly, each such Investor indicated its firm commitment to perform the Securities Purchase Agreement on the date that it acknowledged and agreed to the terms of the letter agreement, constituting the commitment date as defined in EITF 00-27, Issue 43, which in all cases was prior to December 6, 2007.

With respect to the Investors that were party to the Securities Purchase Agreement and bypassed the escrow arrangement by funding their respective purchase amounts directly to the Company, the commitment dates, as defined in EITF 00-27, Issue 43, for each such Investor were the dates upon which it transferred its purchase money funds to the Company, all of which occurred before December 6, 2007. Therefore, the Company respectfully submits that it properly recorded these transactions in its financial statements.

15.	We note that you changed your classification of the Series A and Series B Preferred Stock from permanent equity to mezzanine equity because the Company could be required to redeem these securities upon a change of control or qualified IPO. Please tell us the circumstances that led to your change in classification, the accounting literature you considered, and provide us with references to terms in the preferred stock agreements that support your change in classification. In this regard, based on your previous disclosures and per review of Exhibits 4.5 and 4.7, it appears that redemption was only required in ordinary liquidity events (see paragraph 5 of EITF Topic D-98).

The change in classification of the Series A convertible preferred stock (the “Series A Preferred”) and the Series B Preferred from permanent equity to temporary or mezzanine equity resulted from a reassessment of Section 7(a) in the Certificate of Designations, Preferences and Rights (“Certificate of Designations”) of both the Series A Preferred and the Series B Preferred. Section 7(a) of both Certificates of Designation provided for payments of a liquidation preference out of the assets of the corporation to the Series A Preferred and B Preferred stockholders in the event of any voluntary or involuntary liquidation, dissolution and winding up of the corporation, and further provided that a Change-of-Control or a Qualified IPO, as defined in Section 7(a) of both Certificates of Designation, will be deemed a “liquidation, dissolution or winding up of the Corporation” (see Exhibits 4.5 and 4.7 to the Registration Statement, which were previously filed).

The accounting literature considered in determining the change in classification of the Series A Preferred and Series B Preferred was Topic No. D-98 “Classification and Measurement of Redeemable Securities” Paragraphs 5 and 8. Paragraph 5, in part, provides that ordinary liquidation events involving the distribution of net assets upon the formal liquidation or termination of an entity

Mark P. Shuman
Division of Corporate Finance
November 19, 2009

need not be considered for temporary equity classification. Paragraph 5 further states that a deemed liquidation event that requires, or permits at the holder’s option, the redemption of only one or more particular class of equity security for cash or other assets causes those securities to be classified outside of permanent equity. However, as a limited exception, a deemed liquidation event does not cause a particular class of equity security to be classified outside of permanent equity if all of the holders of equally and more subordinated equity of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption.

Inasmuch as only the holders of the Series A Preferred and Series B Preferred are entitled to receive cash in the event of a Qualified IPO and the holders of common stock (a more subordinated equity) are not entitled to receive cash in the event of a Qualified IPO, the limited exception referred to above would not apply and the Series A Preferred and Series B Preferred would be required to be classified as temporary or mezzanine equity.

In addition, paragraph 8 of Topic No. D-98 “Classification and Measurement of Redeemable Securities” provides as follows:

8. In another example, consider a preferred security with a deemed liquidation clause that provides that the security becomes redeemable if the common stockholders of the issuing company (that is, those immediately prior to a merger or consolidation) hold, immediately after such merger or consolidation, common stock representing less than a majority of the voting power of the outstanding common stock of the surviving corporation. This change-in-control provision would require the preferred security to be classified outside of permanent equity because a purchaser could acquire a majority of the voting power of the outstanding common stock, without company approval, thereby triggering redemption.

Change-of-Control as defined in Section 7(a) of the respective Certificates of Designations is similar to the above example described in paragraph 8 of Topic No. D-98 and, accordingly, the Series A Preferred and Series B Preferred have been classified as temporary or mezzanine equity.

It should be noted that the holders of the Series A Preferred and Series B Preferred have approved an amendment and restatement to each of the Certificates of Designation for the Series A Preferred and Series B Preferred, each of which is to be effective prior to the consummation of the reverse split of such security. In each of the amended and restated Certificates of Designation, the provision that deemed a Change-of-Control or a Qualified IPO a liquidation event was removed (see Section 7(a) of Exhibits 4.6 and 4.8 to the Registration Statement, which were previously filed). Upon the effectiveness of the amended and restated Certificates of Designation, the Company expects that the Series A Preferred and Series B Preferred will be classified as permanent equity.

Interim Financial Statements — For the Six Months Ended June 30, 2009

Note G — VAT Liabilities, page F-46

16.	You disclose in the first paragraph that the aggregate VAT liability included in accrued expenses and other liabilities amounted to $45.4 million as of June 30, 2009. We note that the VAT liability was eliminated as a result of the United Kingdom taxing authority’s

Mark P. Shuman
Division of Corporate Finance
November 19, 2009

notification that the Company’s internet services were not subject to VAT. Please revise to disclose to which countries in the European Union the remaining accrual relates.

The Prospectus has been amended to disclose the countries to which the remaining VAT liability relates. Please see page F-47 of the Prospectus.

Exhibit Index, page II-9

17.	Your response to prior comment 10 states that you have provided the Limited Waiver for Series B Convertible Preferred Stock dated December 6, 2007 between you and the investors named thereon as Exhibit 1 to your Supplemental Response Letter, pursuant to Rule 418(b) of the Securities Act, and you have requested return of Exhibit 1 promptly following the completion of the Staff’s review thereof. It does not appear that you have filed the waiver as an exhibit to your registration statement. Item 60l(b)(l0)(ii)(A) of Regulation S-K requires registrants to file any contract to which directors, officers, promoters, or security holders named in the registration statement are parties, other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price. Please provide us with your analysis as to how you determined not to file this agreement.

The Limited Waiver for Series B Convertible Preferred Stock has been filed as Exhibit 10.24 to the Registration Statement.

18.	We note your statements in the second sentence that the representations and warranties “have been made,” and in the second bullet point that the representations and warranties “have been qualified.” Please revise both statements to ensure that they reflect that the representations and warranties were made and qualified at the time of entry into the agreement.

The Registration Statement has been amended on page II-8 to reflect that the representations and warranties were made and qualified at the time of entry into the applicable agreement.

*    *    *    *    *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 5 to the Registration Statement and (ii) four blacklined copies of Amendment No. 5 to the Registration Statement reflecting the changes made to the October 13, 2009 filing of Amendment No. 4 to the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,
/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc: Marc H. Bell